

15025484



Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

4. A. Full name of the financial institution Commerce Bank

   B. Address of principal office of financial institution:

   1000 Walnut, 4th Floor
   Address

Kansas City	MO ⌄	64106
City	State	Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   _____
   Address

	⌄	
City	State	Zip Code

   D. Mailing address if different from (B) or (C):

   PO Box 419248, KCCMG
   Address

Kansas City	MO ⌄	64141-6248
City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Thomas H. Kokjer	Managing Director	816-234-2690
Name	Title	Area Code / Phone Number

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 27 2015
12 REGISTRATIONS BRANCH

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
8000 Forsyth Blvd	Clayton	MO ⌄	63105	Trading and Sales Activities
1551 N. Waterfront Pkwy	Wichita	KS ⌄	67201	purchase and sale of non-deposit investments
1345 E. Battlefield	Springfield	MO ⌄	65804	purchase and sale of non-deposit investments
2828 N. Harwood Ste. 1250	Dallas	TX ⌄	75201	purchase and sale of non-deposit investments

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Kokjer, Thomas, Hartwell	Managing Director
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

   A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Thomas Hartwell Kokjer
Name (First, Middle, Last)

Managing Director
Title

_____   4/24/15
Signature   Date